UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:  PowerShares Exchange-Traded Self-Indexed Fund Trust
Address of Principal Business Office:
3500 Lacey Road
Suite 700
Downers Grove, Illinois 60515
Telephone Number: (800) 983-0903
Name and address of agent for service of process:
Kevin M. Carome
PowerShares Exchange-Traded Self-Indexed Fund Trust
3500 Lacey Road
Suite 700
Downers Grove, Illinois 60515
Telephone Number: (800) 983-0903
Copies to:
Eric S. Purple
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave, NW
Suite 500
Washington, DC 20036

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [X]   NO [ ]

SIGNATURE
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Downers Grove and State of Illinois on the 20th day of October, 2017.
PowerShares Exchange-Traded Self-Indexed Fund Trust
	By:	/s/Daniel E. Draper Daniel E. Draper President
Attest:	/s/Anna Paglia Anna Paglia Secretary